03015443

T3/12

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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC MAIL RECEIVED PROCESSING MAR - 3 2003 WASH, D.C. 181 SECTION

SEC FILE NUMBER
8-49441

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2002 (MM/DD/YY) AND ENDING 12/31/2002 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Greater Community Financial LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

535 Getty Avenue
(No. and Street)

Clifton (City) New Jersey (State) 07011 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Mike Mulligan 973-253-2226 (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Grant Thornton LLP
(Name – *if individual, state last, first, middle name*)

2001 Market Street (Address) Philadelphia (City) PA (State) 19103 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 19 2003
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, ____, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of ____, as of ______________________, 20______, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

____

____
Signature

____
Title

____
Notary Public

This report ** contains (check all applicable boxes):

- ☐ (a) Facing Page.
- ☐ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Statement of Financial Condition and Report of Independent Certified Public Accountants

Greater Community Financial, LLC
(a wholly-owned subsidiary of Greater Community Bancorp)

December 31, 2002

CONTENTS

Report of Independent Certified Public Accountants

Member
Greater Community Financial, LLC

We have audited the accompanying statement of financial condition of Greater Community Financial, LLC (a wholly-owned subsidiary of Greater Community Bancorp), as of December 31, 2002. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial condition of Greater Community Financial, LLC, as of December 31, 2002, in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statement taken as a whole. The information contained on pages 9 and 10 is presented for purposes of additional analysis and is not a required part of the basic financial statement, but is supplemental information required by Rule 17a-5 of the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statement and, in our opinion, is fairly stated in all material respects in relation to the basic financial statement taken as a whole.

Grant Thornton LLP

Philadelphia, Pennsylvania
February 6, 2003

GREATER COMMUNITY FINANCIAL, LLC
(a wholly-owned subsidiary of Greater Community Bancorp)

Statement of Financial Condition

December 31, 2002

ASSETS	
Cash	$ 35,818
Securities owned, at market value	124,255
Net receivable from clearing broker	286,102
Furniture and equipment, net	18,588
Due from parent, net	18,757
Other assets	2,000
	$ 485,520
LIABILITIES AND MEMBER'S EQUITY	
Liabilities	
Accrued expenses and other liabilities	$ 62,675
Member's equity	422,845
Total member's equity	422,845
	$ 485,520

The accompanying notes are an integral part of this statement.

GREATER COMMUNITY FINANCIAL, LLC
(a wholly-owned subsidiary of Greater Community Bancorp)

Notes to Statement of Financial Condition

December 31, 2002

NOTE A - ORGANIZATION

Greater Community Financial, LLC (the Company) is a New Jersey limited liability corporation. The Company is a wholly-owned subsidiary of Greater Community Bancorp (the Parent) a publicly traded bank holding company. The Company's principal business is the provision of securities brokerage and investment advisory services. The Company terminates 49 years from the date of formation, unless sooner terminated or extended through terms specified in the Operating Agreement (the Agreement).

The Company is a broker-dealer registered with the Securities and Exchange Commission and is a member of the National Association of Securities Dealers, Inc., the Municipal Securities Rulemaking Board and the Securities Investor Protection Corporation.

NOTE B - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

1. Basis of Financial Statement Preparation

The accompanying financial statements have been prepared on a liquidation basis of accounting whereby the remaining assets and liabilities have been revalued to the amounts expected to be paid or collected during liquidation.

2. Securities Transactions

Transactions in securities are recorded on a trade-date basis. Securities owned, including those not yet purchased, are valued at market, including interest on bonds. All resulting gains and losses are reflected in income.

3. Income Taxes

The Company is included in the consolidated tax return of the Parent. The Company accounts for income taxes under the liability method of accounting. Deferred tax assets and liabilities are determined based on the difference between the financial statement and tax basis of assets and liabilities as measured by the enacted tax rates that will be in effect when these differences reverse. As of December 31, 2002, there were no material differences that would result in a deferred tax asset or liability.

4. Furniture and Equipment

Furniture and equipment are carried at cost. Depreciation and amortization are generally computed on the straight-line method over the estimated useful lives of the assets.

NOTE C - SECURITIES OWNED

Marketable securities owned consist of trading and investment securities at quoted market value. At December 31, 2002, securities owned consist of U.S. Government securities and equity securities with market values of $99,485 and $24,770, respectively.

NOTE D - RECEIVABLE FROM CLEARING BROKER

The Company conducts business through its clearing broker for its proprietary accounts. The Company also introduces customer accounts on a fully disclosed basis to the clearing broker and earns revenues and incurs expenses from activities in those accounts. The clearing and depository operations for the Company's customer accounts and proprietary accounts are performed by its clearing broker pursuant to a clearance agreement. All securities owned and amounts receivable from the clearing broker, reflected on the statement of financial condition, are positions carried by and amounts due from this clearing broker.

The Company has agreed to indemnify its clearing broker for losses the clearing broker may sustain as a result of the failure of the Company's customers to satisfy their obligations in connection with their transactions. As of December 31, 2002, customers' obligations to the clearing broker were collateralized by securities with a market value in excess of the obligations.

NOTE E - FURNITURE AND EQUIPMENT

Furniture and equipment are as follows:

	Estimated useful lives	December 31, 2002
Furniture and equipment	3 to 5 years	$ 112,974
Less accumulated depreciation		(94,386)
		$ 18,588

NOTE F - COMMITMENTS

Operating Leases

The Company leases office space and software systems under operating leases which expire at various dates. The Company leases office, under a month to month lease, for approximately $30,000 annually from its Class A member.

NOTE G - EMPLOYEE BENEFIT PLAN

The Parent has a 401(k) savings plan covering substantially all employees of the Company. Under the plan, the Parent matches 50% of employee contributions for all participants with less than five years employment, not to exceed 2% of their salary, and 75% of employee contributions for all participants with five or more years of employment, not to exceed 3% of their salary.

NOTE H - RELATED PARTIES

The Company provides its Parent and its subsidiaries brokerage and investment advisory services.

Amounts due from the Parent consist of the accumulated income tax benefit of $18,757.

NOTE I - NET CAPITAL REQUIREMENT

The Company is subject to the net capital provisions of Rule 15c3-1 under the Securities Exchange Act of 1934, which requires the maintenance of minimum net capital, as defined. As applied to the Company, the rule requires minimum net capital of $250,000. As of December 31, 2002, the Company's net capital was $379,785 which exceeds the minimum requirements by $129,785.

NOTE J - RESERVE REQUIREMENTS

As of December 31, 2002, the Company is subject to the reserve requirements under Rule 15c3-3 of the Securities Exchange Act of 1934. The Company continues to introduce and clear its customers' transactions on a fully disclosed basis with its clearing broker. However, the Company was not in possession of any customer funds at December 31, 2002. Therefore, the Company had no items to report under Rule 15c3-3.

NOTE K - SUBSEQUENT EVENTS

In January 2003, the Parent has made a decision to no longer provide brokerage services through the Company. The Parent anticipates ceasing operations during the first half of 2003.

SUPPLEMENTAL INFORMATION

GREATER COMMUNITY FINANCIAL, LLC
(a wholly-owned subsidiary of Greater Community Bancorp)

Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission

December 31, 2002

Net capital	
Total member's equity	$ 422,845
Deductions	
Nonallowable assets	
Furniture and equipment	18,588
Due from Parent, net	18,757
Other assets	2,000
Total deductions	39,345
Net capital before haircuts	383,500
Haircuts on securities owned	3,715
Net capital	379,785
Minimum net capital required	250,000
Excess net capital	$ 129,785
Aggregate indebtedness	$ 62,675
Ratio of aggregate indebtedness to net capital	48.29%

No material differences exist between the above computation and the computation included in the Company's corresponding uaudited Form X-17A-5 Part IIA filing.

GREATER COMMUNITY FINANCIAL, LLC
(a wholly-owned subsidiary of Greater Community Bancorp)

Computation for Determination of Reserve Requirements Under Rule 15c3-3
of the Securities and Exchange Commission

December 31, 2002

As of December 31, 2002 the Company is subject to the reserve requirements under Rule 15c3-3 of the Securities Exchange Act of 1934. The Company continues to introduce and clear its customers' transactions on a fully disclosed basis with its clearing broker. However, the Company was not in possession of any customer funds at December 31, 2002. Therefore, the Company had no items to report under Rule 15c3-3.